Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

By Tom Meinz
Executive VP – Public Affairs
WPS Resources Corporation

Energy Merger at the Holding Company Level
Won’t Negatively Affect Local Services

When WPS Resources Corporation closes its acquisition of Peoples Energy Corporation, which is expected to occur in the first calendar quarter of 2007 subject to receipt of the necessary regulatory and shareholder approvals, customers of Wisconsin Public Service Corporation will barely notice a difference.

We know this transaction causes some concern in Green Bay, which has seen the loss of a number of world-class corporate headquarters in recent years. This time, though, there are some significant differences.

This, we must remember, is a combination of holding companies, not operating utilities. The company headquartered in the building in downtown Green Bay will remain Wisconsin Public Service Corporation and WPS Energy Services, the non-regulated energy marketing company, will proudly remain headquartered in De Pere.

Concerns about the loss of customer service and down-sizing bear a striking resemblance to the concerns voiced about 10 years ago when Public Service formed WPS Resources Corporation, the energy holding company, and promptly started a non-regulated energy marketing and services company – WPS Energy Services, Inc. People at that time predicted the company would lose its focus on its utility customers, that it would be more concerned with the non-regulated side of the business.

Those concerns proved to be completely unfounded, as Wisconsin Public Service did not lose its focus on its customers. Since forming the holding company WPS Resources’ regulated and non-regulated businesses routinely win awards for customer service. And the holding company itself was named Best-Managed and Most-Admired by FORBES and FORTUNE magazines, respectively.

In addition, the Public Service Commission of Wisconsin will continue to closely monitor the utility’s operations, and you can bet your bottom dollar that neither they nor any other watchdog groups would allow Wisconsin Public Service any leeway in reducing the level of service to customers.

While a few executives may end up moving to Chicago, Larry Weyers will retain his De Pere, Wisconsin residence. Larry is firmly committed to the Green Bay area and the WPS Resources Foundation will still be administered from Green Bay, so those charitable dollars remain in Wisconsin and will continue to be awarded to deserving organizations in our area.

And the Public Service employees? They will remain committed to serving their communities, both charitably and as utility employees, as they always have. They live here. And they like it here.

Anyone concerned about the impact of this transaction need only take note of who is leading it. A team of WPS Resources executives will play a great role in leading the new company and WPS Resources board of directors members will make up the majority of the new company’s board. These leaders will work to ensure that Wisconsin Public Service does not lose its focus on its customers.

We know people are concerned about the acquisition and the potential for a reduction in services. In fact, the combination of companies will do just the opposite: it will position the new company for growth in regulated and non-regulated markets, allowing employees throughout WPS Resources to strengthen their commitment to customer service. In the end, the future of the proposed new company rests on the steadfast resolution with which we serve our customers today.

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Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.